Exhibit A

Schedule of Transactions in Class I Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

12/31/2024 (1)	Class I Shares	54,046,667.75		$11.35

2/28/2025 (2)	Class I Shares		52,304,613.69	$11.48

1. The Reporting Person was notified of the transaction on January 27, 2025.

2. The Reporting Person was notified of the transaction on March 26, 2025.